Filed by Mesa Air Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rules 14a-12 and 14d-2 of the Securities Exchange Act
of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc.
Commission File No: 0-21976

The following presentation was made to Investors:

Mesa Air Group Investor Presentation

Safe Harbor Statement ADDITIONAL INFORMATION AND WHERE TO FIND IT More detailed information pertaining to the proposal by Mesa Air Group, Inc. ("Mesa") will be set forth in appropriate filings to be made with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE RELEVANT DOCUMENTS REGARDING THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000). This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies in connection with Mesa's proposed exchange offer and consent solicitation. The participants in the solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.

Table of Contents Overview of Mesa Atlantic Coast's Low-Fare Strategy Mesa/ACA Transaction Opportunity

Overview of

Overview of Mesa 102 Regional Jets 54 Turboprops Firm Orders for 21 Regional Jets Options for 145 Regional Jets Serving 162 Cities in 41 States, Canada, Mexico and the Bahamas ~1,000 Daily Departures 4,000 Employees Code Share Partnerships with America West, US Airways, Frontier, United and Midwest Airlines Continued emphasis on long-term revenue guarantee contracts

Mesa Air Group Route Map

Overview of Mesa's Regional Jet Fleet (1) CRJ-200 ERJ-145 CRJ-700 CRJ-900 2002A 34 32 2 2003A 43 32 15 6 2004E 74 36 25 30 2005E 74 36 35 35 2006E 63 36 46 38 2007E 72 78 35 45 2008E And Beyond 72 78 55 65 (1) Source: Company estimates for fiscal year ending September 30 based on codesharing contract commitments, including 15 CRJ-700s for US Airways and 8 RJ50s as a result of Midway acquisition. Assumes available financing and aircraft manufacturers' ability to deliver aircraft. Number of Aircraft

Revenue Growth 2002A 32 2003A 53 8.12000000130096E-02 2004E 75 7.67000000130096E-02 2005E 98 7.83000000130096E-02 1994 565 0.31511 1995 949.4 0.28775 1996 1108.8 0.3394 Revenue Growth 2002A 497 0.17 2003A 600 0.189 2004E 918 0.545 2005E 1205 0.483 1994 565 0.31511 1995 949.4 0.28775 1996 1108.8 0.3394 Mesa Financial Performance Revenue (1) (1) 2002 Actuals are pro-forma for one time non-recurring items. Please see the 10-K for the period ending December 31, 2002 for revenue and operating income reconciled under US GAAP. (2) Source: Average of BB&T (November 21, 2003), Deutsche Bank (November 11, 2003), Raymond James (October 6, 2003) and UBS (October 27, 2003) revenue estimates. Actual results may differ. Mesa's management has not provided revenue guidance for 2004 or 2005. (3) Source: Average of BB&T (November 21, 2003), Deutsche Bank (November 11, 2003), UBS (October 27, 2003) operating income estimates. Actual results may differ. Mesa's management has not provided operating income guidance for 2004 or 2005. Operating Income (1) CAGR 34.3% CAGR 45.3% Revenue Operating Income

Mesa is the Low Cost Provider (1) X-Axis Title SKYW MAIR ACA MESA XJT PNCL MAIR TICKER NAMES 305 0.1538 MESABA 392 0.1371 SKYW 393 0.162 ACA 330 0.126 MESA 482 0.1376 XJT 353 0.1651 PNCL 480 15.38 MAIR miles $ (1) Source: Merrill Lynch research and most recent company filings. Merrill Lynch has been retained to advise Mesa on its acquisition of ACA.

Low Costs Wins New Regional Jet Business Mesa's successful strategy has resulted in winning new business for 107 regional jets in 2003 alone, or 90% of ACA's entire jet fleet Moreover, Mesa's 2003 contract wins represent 45% of all major contract wins for independent regional carriers (1) (1) Sources: Mesa press releases dated July 1, July 9, August 15, October 3 and November 25, 2003, respectively. Trans States press release dated July 10, 2003; SkyWest press release dated September 10, 2003; Horizon press release dated September 18, 2003; and Air Wisconsin press release dated October 1, 2003. (2) Contract win has yet to be converted into a formal contract. (3) Put to bid because Mesa cancelled contract.

Mesa's Quarterly EPS (1) EPS 9/1/1996 0.29 12/1/1996 -0.03 3/1/1997 -0.03 6/1/1997 -0.09 9/1/1997 0 12/1/1997 -0.18 3/1/1998 -0.52 6/1/1998 -0.15 9/1/1998 -0.07 12/1/1998 0.05 3/1/1999 0.12 6/1/1999 0.24 9/1/1999 0.15 12/1/1999 0.17 3/1/2000 0.16 6/1/2000 0.29 9/1/2000 0.24 12/1/2000 0.12 3/1/2001 0.14 6/1/2001 0.23 9/1/2001 -0.12 12/1/2001 0.04 3/1/2002 0.12 6/1/2002 0.19 9/1/2002 0.14 12/1/2002 0.02 3/1/2003 0.13 6/1/2003 0.26 9/1/2003 0.27 $0.29 ($0.03) ($0.03) ($0.09) $0.00 ($0.18) ($0.52) ($0.15) ($0.07) $0.05 $0.12 $0.24 $0.15 $0.17 $0.16 $0.29 $0.24 $0.12 $0.14 $0.23 ($0.12) $0.04 $0.12 $0.19 $0.14 $0.02 $0.13 $0.26 $0.27 April 1998 New Management Comes to Mesa April 28, 1998 Mesa acquired CCAIR September 11, 2001 Terrorist attacks in New York, Washington D.C. and Pennsylvania October 3, 2003 Mesa announced bid for Atlantic Cost Airlines (1) Proforma earnings per share, excludes one-time and non-recurring items.

Atlantic Coast's Low-Fare Strategy

Atlantic Coast's Change in Strategy (1) ACA plans not to negotiate a continuing codeshare relationship with United. Delta has informed ACA that it may terminate its codeshare relationship as well. (2) By 2006, ACA plans to operate its low fare airline with 80 CRJ-200's and 33 Airbus A320-family aircraft Hub operations out of Washington's Dulles Airport ACA's strategy assumes the following goals are realizable by 2006: (1) Source: ACA management presentation dated October 23, 2003. (2) Source: ACA 10-Q for the period ended September 30, 2003.

2003 CASM ¢ Revenue Pinnacle 16.51 Atlantic Coast 16.2 Mesaba 15.55 ExpressJet 13.76 SkyWest 13.71 Mesa 12.6 Delta 10.67 American Airlines 10.11 Northwest 9.68 Continental 9.64 America West 8.02 AirTrans 8.39 Frontier 7.96 Southwest 7.46 Jet Blue 6.06 Revenue Atlantic Coast 16.1 Mesaba 15.38 Express Jet 13.76 Skywest 13.71 Delta 10.67 American 10.11 Northwest 9.68 Continental 9.64 America West 8.02 AirTrans 8.39 Frontier 7.96 Southwest 7.46 Jet Blue 6.06 Revenue Atlantic Coast 16.1 Mesaba 15.38 Express Jet 13.76 Skywest 13.71 Delta 10.67 American Airlines 10.11 Northwest 9.68 Continental 9.64 AirTran 8.35 Frontier 8.3 America West 8.02 Southwest 7.52 JetBlue 6.07 ACA Airbus 5.9 Regional Airlines Major Airlines Low-Cost Airlines Average = 14.36¢ Average = 10.20¢ Average = 7.36¢ Can Atlantic Coast Achieve Low Costs? (1) (1) Source: Merrill Lynch airline research and ACA management presentation dated October 23, 2003. Merrill Lynch has been retained to advise Mesa on its acquisition of ACA. The Average Low-Cost Carrier's CASM is 53% Lower Than ACA's

ACA's Cost Model is Suspect ACA's LCC strategy requires a significant reduction in costs: 44% by 2006 (1) Source: ACA management presentation dated October 23, 2003. (2) Merrill Lynch airline research and latest Company 10-Ks and 10-Qs. Merrill Lynch has been retained to advise Mesa on its acquisition of ACA.

Wall Street Analyst's View on 50-Seat RJs Storage Length 50 Seat 90 Seat A320 B737 216 23.85 18.16 16.01 15.88 272 19.97 15.2 13.41 13.29 328 17.43 13.26 11.71 11.59 383 15.64 11.9 10.51 10.4 437 14.32 10.89 9.62 9.51 492 13.3 10.11 8.93 8.83 545 12.49 9.5 8.39 8.29 599 11.83 9 7.95 7.85 652 11.29 8.58 7.59 7.49 705 10.84 8.24 7.28 7.18 757 10.45 7.94 7.03 6.92 809 10.12 7.69 6.8 6.7 861 9.83 7.47 6.61 6.51 912 9.58 7.28 6.44 6.34 963 9.36 7.11 6.3 6.2 1013 9.17 6.96 6.17 6.07 (1) Permission to use the quotation was neither sought nor given. "50-seat [RJ] economics are particularly ill-suited for low-fare operation." (1) Jamie Baker (JP Morgan), USA Today, July 29, 2003

Cost Curve Assumptions (1) Load Factor: 66.7% Utilization: 11 hours per day Aircraft and Traffic Servicing: $575 per departure and $3.50 per passenger Reservations, Distribution, Advertising and Other: $9.00 per passenger G&A assumed to be 3.0% of total costs (1) Assumptions provided by Mesa management and RSL Aviation Consulting Group, an independent consultant. Costs estimated for a low fare carrier business model. (2) 50-seat RJ based on CRJ-200. 90-seat RJ based on CRJ-900 and E190. B737 based on B737-3 and B737-7. (3) Based on salary for third year captain, first year first officer and third year flight attendants. (4) Assumes fuel cost of $1.00 per block hour.

ACA's Cost Target is Suspect (1) Source: CSFB research (Jim Higgins) dated 10/28/03. Permission to use this quotation was neither sought nor given. "We are all the more skeptical of ACA's new business plan after comparing its unit cost forecast to actual costs at low-cost, low-fare AirTran...ACA's unit cost goal simply does not pass a test of reasonability." (1) James M. Higgins, CFA CSFB October 28, 2003 Market View on Unit Costs Benchmarking of ACA's 2006 CASM Goals to AirTran (1)

Case Study: Mesa 50-Seat RJ Flying for Frontier Mesa's own experience flying RJs under a pro-rate agreement with Frontier provides a case study for why 50-seat RJ's are not appropriate for low cost, low-fare operations (1) Figures represent averages across entire period of Frontier pro-rate RJ flying from February 2002 to February 2003.

Case Study: RJ Comparison (1) Source: ACA management presentation dated October 23, 2003.

ACA's Average Fare Assumption is Suspect Avg. LCC Fares in Major Markets (1) Avg. Fares by Carrier (2) (1) Source: O&DPlus Database, 2nd Quarter 2003. (2) Source: Company 10-Q filings dated June 30, 2003. (3) Source: ACA management presentation dated October 23, 2003. ACA's current projections are based on earning a significant revenue premium to other LCC carriers

Mesa Believes Low Cost Carrier Strategy Results in Higher Risk (1) Actual costs may differ from estimated costs. (2) Source: Company 10-Ks and 10-Qs. (3) Source: ACA management presentation dated October 23, 2003.

U.S Airline Bankruptcies Since 1980

ACAI Mesa ACAI 10/31/2001 100 100 11/1/2001 99.81 104.21 11/2/2001 101.87 99.25 11/5/2001 104.11 104.95 11/6/2001 99.07 103.67 11/7/2001 102.24 101.33 11/8/2001 104.11 101.54 11/9/2001 109.72 99.79 11/12/2001 100.93 90.84 11/13/2001 103.93 93.93 11/14/2001 114.95 97.6 11/15/2001 108.6 102.56 11/16/2001 116.07 108.63 11/19/2001 130.84 118.21 11/20/2001 131.4 114.43 11/21/2001 129.91 115.55 11/22/2001 129.91 115.55 11/23/2001 132.71 119.06 11/26/2001 128.04 120.82 11/27/2001 128.04 117.68 11/28/2001 121.68 116.35 11/29/2001 123.36 110.76 11/30/2001 129.91 110.22 12/3/2001 119.25 109.9 12/4/2001 121.5 112.83 12/5/2001 129.91 119.81 12/6/2001 118.88 124.81 12/7/2001 130.65 132.8 12/10/2001 136.45 132.8 12/11/2001 129.91 131.79 12/12/2001 136.07 130.88 12/13/2001 128.97 127 12/14/2001 128.79 125.35 12/17/2001 133.08 123.22 12/18/2001 131.78 122.42 12/19/2001 131.78 116.56 12/20/2001 126.54 113.79 12/21/2001 123.93 114.48 12/24/2001 125.42 111.77 12/25/2001 125.42 111.77 12/26/2001 130.84 114.64 12/27/2001 132.34 122.95 12/28/2001 128.04 119.81 12/31/2001 140.56 124.01 1/1/2002 140.56 124.01 1/2/2002 151.4 122.74 1/3/2002 162.62 124.87 1/4/2002 170.84 137.91 1/7/2002 171.03 137.54 1/8/2002 177.76 141.53 1/9/2002 174.02 138.45 1/10/2002 169.16 138.29 1/11/2002 161.87 134.98 1/14/2002 154.58 128.86 1/15/2002 164.49 141.59 1/16/2002 157.01 138.39 1/17/2002 158.32 134.35 1/18/2002 152.9 132.69 1/21/2002 152.9 132.69 1/22/2002 155.14 136.58 1/23/2002 158.88 145.37 1/24/2002 165.42 145.9 1/25/2002 165.42 146.43 1/28/2002 170.47 152.4 1/29/2002 167.29 154.95 1/30/2002 173.08 150.11 1/31/2002 170.65 145.63 2/1/2002 183.74 141.37 2/4/2002 174.39 138.18 2/5/2002 172.9 139.03 2/6/2002 179.44 134.61 2/7/2002 180.37 133.76 2/8/2002 182.43 133.71 2/11/2002 189.53 136.85 2/12/2002 186.92 141.11 2/13/2002 184.11 140.31 2/14/2002 176.07 139.56 2/15/2002 170.84 146.49 2/18/2002 170.84 146.49 2/19/2002 160.56 145.63 2/20/2002 170.28 150.69 2/21/2002 179.44 150.21 2/22/2002 184.11 150.75 2/25/2002 181.12 155.54 2/26/2002 182.24 148.4 2/27/2002 183.18 153.25 2/28/2002 179.07 145.58 3/1/2002 187.38 145.1 3/4/2002 205.61 154.95 3/5/2002 202.8 143.61 3/6/2002 203.18 151.44 3/7/2002 197.2 145.85 3/8/2002 208.41 147.28 3/11/2002 203.55 146.17 3/12/2002 200 142.6 3/13/2002 203.74 137.97 3/14/2002 205.61 139.24 3/15/2002 206.54 141.8 3/18/2002 205.42 145.69 Divergent Share Price Performance Stock Price Performance Since October 31, 2001 ACA -52.0% MESA +134.6% 7/2/03: ACA announces failure to reach agreement with United 7/28/03: ACA announces change of strategy Source: Factset as of October 3, 2003.

Date Mesa ACAI 6/30/2003 100 100 7/1/2003 105.78 83.6 7/2/2003 115.58 72.21 7/3/2003 113.69 73.86 7/4/2003 113.69 73.86 7/7/2003 119.97 77.3 7/8/2003 127.76 78.95 7/9/2003 126.13 81.87 7/10/2003 124.5 77.38 7/11/2003 126.63 77.68 7/14/2003 125.63 80.67 7/15/2003 123.24 78.5 7/16/2003 127.51 76.33 7/17/2003 121.11 71.39 7/18/2003 125 72.13 7/21/2003 117.84 74.91 7/22/2003 119.35 77.38 7/23/2003 126.13 75.12 7/24/2003 122.49 80.6 7/25/2003 123.49 79.55 7/28/2003 128.27 60.6 7/29/2003 125.88 52.58 7/30/2003 132.79 55.21 7/31/2003 134.05 56.7 8/1/2003 131.78 56.55 8/4/2003 125.5 55.28 8/5/2003 121.98 54.76 8/6/2003 117.84 56.1 8/7/2003 116.82 56.7 8/8/2003 119.35 60.67 8/11/2003 123.62 63.67 8/12/2003 127.39 62.1 8/13/2003 127.39 61.57 8/14/2003 136.93 60.97 8/15/2003 136.56 62.17 8/18/2003 138.19 60.6 8/19/2003 143.09 61.87 8/20/2003 138.07 61.8 8/21/2003 133.92 61.35 8/22/2003 130.65 60.6 8/25/2003 126.38 57.83 8/26/2003 129.77 59.93 8/27/2003 136.31 58.8 8/28/2003 141.46 59.4 8/29/2003 149.12 59.85 9/1/2003 149.12 59.85 9/2/2003 150.38 61.8 9/3/2003 154.77 65.62 9/4/2003 152.01 64.88 9/5/2003 151.76 65.24 9/8/2003 165.83 62.92 9/9/2003 159.05 62.47 9/10/2003 152.01 62.47 9/11/2003 150.13 66.89 9/12/2003 153.89 67.79 9/15/2003 152.39 66.82 9/16/2003 155.03 68.91 9/17/2003 150.13 68.76 9/18/2003 149.61 69.44 9/19/2003 146.98 67.42 9/22/2003 153.77 66.52 9/23/2003 160.18 69.29 9/24/2003 149.37 68.54 9/25/2003 142.84 63.67 9/26/2003 135.05 61.65 9/29/2003 139.7 64.87 9/30/2003 139.7 63.75 10/1/2003 141.08 63.97 10/2/2003 146.36 66.44 10/3/2003 157.66 67.57 Change in ACA's Stock Price Since Its Announcements of Its Failure to Reach Agreement with United and Its Change in Strategy Stock Price Performance Since June 30, 2003 ACA -32.4% $9.02 MESA +57.7% $12.55 7/2/03: ACA announces failure to reach agreement with United ACA: $9.64 MESA: $9.20 7/28/03: ACA announces change of strategy ACA: $8.09 MESA: $10.21 Source: Factset as of October 3, 2003. ACA: $13.31 MESA: $7.96

Wall Street Analyst's View of Revenues "We still believe management's estimates for load factors and fares are too optimistic. Low-fare carriers who have adopted RJs have found their use limited; we believe RJs need the high business fares of hub carriers to succeed." (1) Glenn Engel - Goldman Sachs, October 24, 2003 (1) Permission to use this quotation was neither sought nor given.

Wall Street Analysts' Views "... we believe [ACA] is underestimating the competitive response that could place greater pressure on its projected revenue and therefore result in losses beyond its goal of profitability in 2005." (1) Anthony Cristello - BB&T Capital Markets, October 24, 2003 (1) Permission to use this quotation was neither sought nor given. "We believe ACA has... 50% downside if ACA pursues its independent path..." (1) Glenn Engel - Goldman Sachs, October 24, 2003

Wall Street Analyst's View "At this point, we are skeptical that [ACA's LCC strategy] will come to fruition due to our concerns surrounding the cost structure of flying regional jet aircraft in an LCC as well as company suggested fare premiums for the new entity...Based on company projections for the new entity, we would estimate that the airline would earn roughly $0.20 for CY2004. Applying a 15x-25x P/E Multiple to that estimate, it would assume a target price range of $3.00 - $6.00" (1) Susan Donofrio - Deutsche Bank Securities, November 11, 2003 (1) Permission to use quotations was neither sought nor given.

Wall Street Analysts' Views "About 10% of [ACA] CRJ frequencies (and more than 10% of capacity) will be to legacy carrier hubs (e.g. Atlanta). Success on such routes depends on [ACA's] ability to sell connections (e.g. Atlanta-Dulles-Syracuse) on which Delta offers a nonstop, since Delta essentially offers nonstops from Atlanta to everywhere. The theory is that Delta won't reduce high nonstop last-minute fares fully because it's expensive to do so over all of [ACA's] markets, so price-sensitive travelers book lower [ACA] connecting fares. While this is a standard LCC trick, we're still uncomfortable with [ACA's] using 50-seat RJs to outgun legacy carriers on routes into their own hubs. (1) Robert Ashcroft - UBS, December 15, 2003 "...[ACA's] risk is on the revenue side of the equation. [ACA] must obtain fares for its regional jet flights that, while still sharply below major airline fares, are 25% to 30% above fares charged by low fare airlines operating narrowbody aircraft. This is necessary because regional jet unit costs are some 30% higher than those of current low fare airlines. (1) Jim Parker - Raymond James, September 3, 2003 (1) Permission to use quotations was neither sought nor given.

Mesa/ACA Transaction Opportunity

Why We Are Here ACA has an attractive franchise providing regional aircraft service to United and Delta, however the current Board of Directors and ACA management have decided to change strategy: July 2nd - ACA announces it is having difficulty coming to terms with United July 28th - ACA announces intention to abandon its successful regional airline model in favor of a risky metamorphosis into a low-fare carrier 3rd quarter 10Q discloses Delta may cancel codeshare agreement if ACA continues low-fare strategy November 18 - ACA announces it had entered into binding MOU for 25 Airbus aircraft Mesa believes a switch from a regional airline to a low-fare carrier has increased risk and will reduce ACA shareholder value

Proposed Transaction Terms Summary Mesa made an offer to the Board of Atlantic Coast for 0.90 Mesa shares per Atlantic Coast Share on October 6, 2003 Value represents an attractive premium to Atlantic Coast's stock performance Mesa Closing Share Price as of October 3, 2003: $12.55 Implied Offer Price at 0.90x: $11.30 In addition, Mesa is soliciting the consent of ACA shareholders to replace the current ACA board members with a new slate of directors that will consider all strategic alternatives including the United MOU, Mesa's offer to acquire the company and will not be committed to the low-fare model (1) Represents the day Atlantic Coast announced it broke off negotiations with United Airlines, Inc. and was transforming itself into a low-fare carrier.

Proposed Slate of New ACA Board of Directors

Consent Solicitation Record Date: December 12, 2003 Required Vote: Majority of outstanding common stock The consents are not effective until the required vote is delivered

An Attractive Opportunity for ACA Shareholders In the event of a successful consent solicitation, ACA shareholders will have elected a new Board of Directors that: Will consider the United MOU Will consider Mesa's offer to acquire the company Is not committed to the low-fare model In the event of a successful exchange offer or merger, ACA shareholders will receive shares in a fast-growing company committed to the regional airline business Forms #1 independent regional carrier in the U.S. ACA shareholders will share in the upside of the combined companies' renewed focus on revenue guarantee relationships Tax free to ACA shareholders Shareholders of each company will own roughly 50% of the combined company on a fully diluted basis

Overview of New United MOU On November 12, 2003 Mesa and United entered into an MOU which provides for certain benefits to both ACA and Mesa The terms of the MOU are dependent only on a successful consent solicitation and execution of a definite agreement, not the consummation of a ACA/Mesa merger What ACA Gets Contracted flying through 2015 for 87 CRJ-200's 12 J-41 turboprops under contract and 16 J-41 turboprops under a pro-rate agreement, all 28 through the term of the J-41 leases Avoids a potential near-term charge of approximately $60.0mm to retire the J-41s The right to substitute 30 CRJ-700's for 30 CRJ-200's under contract through 2017 Cost reimbursement for any contractual commitments with respect to outsourced maintenance, pilots, flight attendants, line mechanics and dispatchers Margins no less favorable than other contracts recently executed with United Express carriers 10 - 20 growth CRJ-700's to be split by Mesa and ACA In the event of a successful consent solicitation, the shareholders of both ACA and Mesa benefit

ACA Standalone Performance Resulting From MOU All Wall Street analysts have predicted that ACA's shares would be worth more from either a successful consent solicitation or if Mesa succeeds with a merger/exchange than if shareholders allow ACA to pursue its LCC strategy (1) Source: United's MOU as summarized in Mesa's Consent Solicitation Statement dated November [3], 2003 and ACA's 10Q for the period ended September 30, 2003. (2) Source: UBS Research (Robert Ashcroft) dated December 15, 2003. (3) Source: ACA management presentation dated October 23, 2003. Calculated based on a net income projection of $10.2 million and a diluted share count of 45.5 million shares (share count used by Robert Ashcroft for 2005). Robert Ashcroft Predicts Enhanced Value From Mesa Proposal ACA Remains a Regional Airline (1)

Creates the Leading Regional Airline Forms the number one independent regional carrier in the US 300 aircraft serving 1,800 daily departures Significant geographic coverage of US, with 250 destinations A team of over 8,000 employees With market cap of over $1.0 billion (1) and combined revenue of nearly $1.4 billion (2) Cash of over $550 million (3) Reinforces the combined companies' position as a leading code share partner to United, Delta, America West, US Airways and Midwest Airlines Well Positioned for Continued Growth (1) Based on Mesa stock price of $12.54 and ACA stock price of $11.19 as of December 1, 2003. Source: LTM based on ACA 10-Q dated September 30, 2003 and 10-K dated December 31, 2002 and Mesa press release dated November 20, 2003. (3) Source: ACA presentation dated October 23, 2003 and Mesa press release dated November 20, 2003.

Revenue Growth Mesa/ ACA 375 Express Jet 344 SkyWest 230 ACA 221 Mesa 154 Mesaba 117 Pinnacle 420 Income Mesa/ ACA 296 Express Jet 218 SkyWest 177 Mesa 150 ACA 146 Mesaba 104 Pinnacle 70 Creates #1 Independent Regional Carrier Revenue for Latest Quarter (1) Current Fleet (1) (1) Source: Company filings dated September 30, 2003.

Mesa ACA 2003 13.7 15.5 2003 First 6 months 12.4 17.2 Meaningful Cost Differential Cost Differential $74mm(1) Cost Differential $215mm(2) annualized Cost Differential @15.5¢ $137mm(2) annualized Based on ACA's 4.345 billion ASMs for fiscal 2002 as reported in their Form 10-K dated December 31, 2002. This calculation does not reflect the actual synergies that might be attained. Based on ACA's 2.236 billion ASMs for the first six months of fiscal 2003 as reported in their Form 10-Q dated June 30, 2003. This calculation does not reflect the actual synergies that might be attained.

Mesa Will Attempt to Close the Cost Differential to Achieve Synergies Increased operational efficiency, flexibility and rationalization Ability to provide lower cost to strategic partners and garner additional business Synergies lead to enhanced value for both shareholders

Pro-Forma Route Map

Mesa's Acquisition History (1) (1) Source: FactSet as of December 8, 2003.

Mesa ACAI SKYW MAIR XJT 12/16/2002 100 100 100 100 100 12/17/2002 96.89 100.24 100.73 96.66 96.82 12/18/2002 95.56 94.5 99.16 95.87 93.45 12/19/2002 96.22 92.45 95.6 96.66 87.18 12/20/2002 93.33 91.12 96.48 96.98 88.18 12/23/2002 92.22 92.53 93.64 105.72 93 12/24/2002 93.33 92.53 92.67 101.75 91.27 12/25/2002 93.33 92.53 92.67 101.75 91.27 12/26/2002 92.89 92.37 93.19 100.48 95 12/27/2002 92.91 93.32 92.97 96.34 90 12/30/2002 92.67 93.16 91.72 100.32 93.64 12/31/2002 90.44 94.58 95.75 97.3 93.18 1/1/2003 90.44 94.58 95.75 97.3 93.18 1/2/2003 94.22 101.81 97.66 107.79 95.91 1/3/2003 101.78 98.98 97.14 107.63 100.45 1/6/2003 101.11 102.99 97 107.77 101.64 1/7/2003 105.78 104.17 100.22 109.7 101.45 1/8/2003 94.44 105.66 99.27 106.52 101.18 1/9/2003 93.33 106.92 101.25 106.68 103.64 1/10/2003 95.33 109.36 102.27 103.18 102.55 1/13/2003 100 112.81 106.96 103.97 105 1/14/2003 105.56 114.31 109.08 106.52 108.64 1/15/2003 100.44 112.74 108.79 107.31 109.09 1/16/2003 96.67 113.84 108.42 104.77 110.09 1/17/2003 94.22 112.03 105.86 104.45 113.64 1/20/2003 94.22 112.03 105.86 104.45 113.64 1/21/2003 92 109.36 99.12 101.75 111.91 1/22/2003 96.22 100.87 94.51 100.79 110.82 1/23/2003 103.56 98.19 95.68 103.97 116.36 1/24/2003 98.89 98.9 95.31 102.7 110 1/27/2003 96 95.91 93.19 100.95 105.45 1/28/2003 103.11 94.97 91.94 101.88 99.36 1/29/2003 103.11 96.07 95.16 101.11 100.82 1/30/2003 103.33 86.08 87.99 98.57 97.91 1/31/2003 97.33 78.62 84.32 97.62 97.27 2/3/2003 90 69.5 82.05 94.59 96.09 2/4/2003 96.67 64.62 77.44 91.89 97.82 2/5/2003 98.89 63.52 78.61 92.37 102.27 2/6/2003 100.67 68.63 81.54 90.95 103.73 2/7/2003 93.33 63.6 76.56 92.35 103.09 2/10/2003 94.44 60.14 72.82 90.32 103.73 2/11/2003 93.78 59.2 72.6 91.88 103 2/12/2003 104.22 58.88 76.19 90.94 104.73 2/13/2003 92.89 55.86 73.63 89.19 75 2/14/2003 90.22 57.31 76.78 89.67 75.18 2/17/2003 90.22 57.31 76.78 89.67 75.18 2/18/2003 92.67 56.21 76.56 91.26 77.45 2/19/2003 90.22 54.8 75.38 92.21 77.73 2/20/2003 87.78 55.5 74.21 92.53 78.73 2/21/2003 87.78 55.74 74.73 91.89 76.91 2/24/2003 88.89 54.48 73.63 88.39 76.82 2/25/2003 88.67 48.74 67.18 87.44 75 2/26/2003 84 48.98 65.93 88.06 74.55 2/27/2003 88.89 48.27 65.71 91.26 72.45 2/28/2003 83.33 49.53 65.57 89.83 72.73 3/3/2003 80.89 51.02 67.62 89.83 73.64 3/4/2003 76.89 47.25 66.01 86.01 72.27 3/5/2003 74.44 48.66 67.69 92.05 72.45 3/6/2003 71.11 47.01 66.45 93.64 71 3/7/2003 68.67 47.72 68.94 89.67 70.73 3/10/2003 70.22 44.73 64.98 91.1 66.73 3/11/2003 68.89 43.24 64.47 91.57 60 3/12/2003 68 43.55 65.93 93.62 58.18 3/13/2003 66.67 45.2 68.13 94.91 60 3/14/2003 70 46.23 69.97 96.34 59.36 3/17/2003 78.44 48.66 74.21 97.14 63.91 3/18/2003 79.56 50.31 78.1 97.44 64.91 3/19/2003 86 50.94 81.17 100.79 66 3/20/2003 84.22 50.71 78.75 100.32 66.45 3/21/2003 96.67 57.15 86.81 104.77 72.36 3/24/2003 89.56 52.04 80 104.45 72.36 3/25/2003 102 53.46 80.59 103.02 72.73 3/26/2003 107.78 53.69 80.59 95.39 70.91 3/27/2003 104 49.92 76.56 93.96 71.91 3/28/2003 104.44 49.53 76.92 94.12 70.91 3/31/2003 110.44 48.82 75.68 87.9 74.55 4/1/2003 118.67 52.28 75.09 96.98 74.91 4/2/2003 117.11 55.19 80.51 92.69 75.73 4/3/2003 113.11 53.3 78.75 98.57 72.64 4/4/2003 112.44 54.01 79.78 94.77 75.27 4/7/2003 114.42 57.3 82.2 97.76 82.73 4/8/2003 100 55.9 80.21 94.28 82.82 4/9/2003 109.33 57.15 80.65 96.96 78 4/10/2003 104.67 54.87 79.71 92.69 78.09 4/11/2003 106 51.1 79.63 92.85 80.45 4/14/2003 106.22 50.16 79.34 94.59 83.45 4/15/2003 106.22 51.73 78.75 93.48 87.73 4/16/2003 100.67 53.54 78.83 92.53 88.73 4/17/2003 109.56 59.2 85.71 93 92.73 4/18/2003 109.56 59.2 85.71 93 92.73 4/21/2003 106.22 56.45 83.08 94.74 96.27 4/22/2003 108.67 56.6 86.23 95.23 105.45 4/23/2003 110.67 56.37 89.01 95.39 109.45 4/24/2003 109.56 56.21 88.86 96.5 108 4/25/2003 109.33 54.95 87.91 94.59 108.18 4/28/2003 113.33 57.23 91.36 99.21 110.91 4/29/2003 111.33 57.39 93.33 97.77 104.55 4/30/2003 119.56 65.64 93.7 97.77 105 5/1/2003 131.78 69.58 98.17 97.77 94.36 Divergent Share Price Performance Relative Stock Price Performance - 1 Year ACA -18.63% MESA +161.56% Source: Factset as of December 17, 2003. MAIR +14.94% SKYW +18.39% XJT +35.82%

Mesa ACAI SKYW MAIR 12/14/2001 100 100 100 100 12/17/2001 103.34 98.3 99.65 94.08 12/18/2001 102.32 97.66 100.24 100 12/19/2001 102.32 92.99 98.94 98.03 12/20/2001 98.26 90.78 95.43 95.39 12/21/2001 96.23 91.33 98.74 99.34 12/24/2001 97.39 89.17 93.3 97.37 12/25/2001 97.39 89.17 93.3 97.37 12/26/2001 101.6 91.46 96.69 99.08 12/27/2001 102.76 98.09 98.58 99.74 12/28/2001 99.42 95.58 97.4 102.37 12/31/2001 109.14 98.94 100.35 93.68 1/1/2002 109.14 98.94 100.35 93.68 1/2/2002 117.56 97.92 96.41 97.37 1/3/2002 126.27 99.62 100.32 103.68 1/4/2002 132.66 110.03 106.66 101.32 1/7/2002 132.8 109.73 107.37 101.58 1/8/2002 138.03 112.91 111.2 102.11 1/9/2002 135.12 110.45 107.53 102.11 1/10/2002 131.35 110.32 112.03 102.63 1/11/2002 125.69 107.69 109.5 103.29 1/14/2002 120.03 102.8 106.9 101.45 1/15/2002 127.72 112.96 111.2 101.71 1/16/2002 121.92 110.41 109.07 101.97 1/17/2002 122.93 107.18 104.93 103.03 1/18/2002 118.72 105.86 104.73 101.84 1/21/2002 118.72 105.86 104.73 101.84 1/22/2002 120.46 108.96 104.5 105.92 1/23/2002 123.37 115.97 109.11 105.28 1/24/2002 128.45 116.4 114.12 105.26 1/25/2002 128.45 116.82 113.53 105.92 1/28/2002 132.37 121.58 111.83 108.55 1/29/2002 129.9 123.62 109.35 106.97 1/30/2002 134.4 119.75 110.65 106.58 1/31/2002 132.51 116.19 108.04 104.61 2/1/2002 142.67 112.79 109.31 106.58 2/4/2002 135.41 110.24 103 104.61 2/5/2002 134.25 110.92 103.47 104.61 2/6/2002 139.33 107.39 98.58 104.61 2/7/2002 140.06 106.71 99.05 102.76 2/8/2002 141.65 106.67 98.78 105.26 2/11/2002 147.17 109.18 97 104.74 2/12/2002 145.14 112.57 98.58 105.13 2/13/2002 142.96 111.94 98.58 106.45 2/14/2002 136.72 111.34 98.94 106.58 2/15/2002 132.66 116.86 100.83 113.29 2/18/2002 132.66 116.86 100.83 113.29 2/19/2002 124.67 116.19 100.16 117.37 2/20/2002 132.22 120.22 103.79 117.24 2/21/2002 139.33 119.84 104.34 114.21 2/22/2002 142.96 120.26 101.54 115.92 2/25/2002 140.64 124.09 102.09 117.11 2/26/2002 141.51 118.39 98.38 115.13 2/27/2002 142.24 122.26 102.52 117.11 2/28/2002 139.04 116.14 100.16 117.37 3/1/2002 145.5 115.76 99.25 118.42 3/4/2002 159.65 123.62 97.99 123.29 3/5/2002 157.47 114.57 96.57 111.84 3/6/2002 157.76 120.82 97.87 119.61 3/7/2002 153.12 116.36 98.38 121.71 3/8/2002 161.83 117.5 100.04 119.08 3/11/2002 158.06 116.61 102.56 113.16 3/12/2002 155.3 113.76 103.51 104.61 3/13/2002 158.2 110.07 100.55 111.32 3/14/2002 159.65 111.09 100.59 110.92 3/15/2002 160.38 113.13 101.85 114.07 3/18/2002 159.51 116.23 101.34 121.32 3/19/2002 155.73 108.37 96.65 120.92 3/20/2002 152.39 104.04 94.4 123.54 3/21/2002 157.18 102.97 97.59 120 3/22/2002 164.15 102.12 96.65 120.39 3/25/2002 152.1 99.41 94.4 117.11 3/26/2002 155.88 101.1 98.11 120.26 3/27/2002 162.55 98.56 98.54 119.21 3/28/2002 162.55 101.87 98.3 116.97 3/29/2002 162.55 101.87 98.3 116.97 4/1/2002 161.83 94.52 93.96 118.83 4/2/2002 155.3 97.07 89.27 116.97 4/3/2002 155.3 99.83 92.11 116.58 4/4/2002 156.02 102.97 97.79 119.74 4/5/2002 155.3 103.27 93.06 118.03 4/8/2002 151.38 94.73 89.3 118.82 4/9/2002 152.54 97.32 91.8 116.45 4/10/2002 155.15 99.83 94.56 112.76 4/11/2002 162.41 98.34 90.97 113.83 4/12/2002 169.09 99.75 96.96 116.05 4/15/2002 166.62 96.39 92.98 117.12 4/16/2002 169.23 98.56 96.25 117.75 4/17/2002 160.94 102.72 96.02 117.28 4/18/2002 162.41 102.04 96.69 117.37 4/19/2002 157.47 102.17 94.76 115.8 4/22/2002 158.64 98.94 93.85 116.32 4/23/2002 147.61 98.56 90.3 114.61 4/24/2002 147.31 91.12 88.25 111.58 4/25/2002 150.51 84.75 85.73 110.39 4/26/2002 147.17 89 89.2 109.87 4/29/2002 143.98 87.55 89.39 115.13 4/30/2002 143.69 92.82 90.5 115.38 5/1/2002 138.04 92.14 92.11 113.55 Divergent Share Price Performance Relative Stock Price Performance - 2 Years ACA -56.03% MESA +70.54% Source: Factset as of December 17, 2003. MAIR -4.87% SKYW +36.36%

Mesa ACAI SKYW MAIR 12/16/1998 100 100 100 100 12/17/1998 100 92.46 99.15 102.07 12/18/1998 104.27 84.42 105.53 104.83 12/21/1998 102.56 84.92 102.34 102.41 12/22/1998 99.15 89.95 100.43 104.83 12/23/1998 97.44 92.46 100.85 107.59 12/24/1998 95.73 93.47 103.19 105.52 12/25/1998 95.73 93.47 103.19 105.52 12/28/1998 88.89 90.45 104.04 110.34 12/29/1998 99.15 90.95 104.68 113.45 12/30/1998 107.69 93.97 105.96 110.34 12/31/1998 106.84 100.5 111.28 113.79 1/1/1999 106.84 100.5 111.28 113.79 1/4/1999 121.37 107.79 110.64 113.79 1/5/1999 114.53 109.55 112.77 111.72 1/6/1999 122.22 120.1 115.96 111.72 1/7/1999 123.08 124.12 121.28 114.48 1/8/1999 116.24 128.64 127.66 115.86 1/11/1999 114.53 125.63 126.38 111.72 1/12/1999 112.82 132.16 125.11 102.07 1/13/1999 113.25 134.17 118.09 102.07 1/14/1999 112.82 140.7 120.64 102.07 1/15/1999 112.39 139.95 125.96 108.97 1/18/1999 112.39 139.95 125.96 108.97 1/19/1999 114.53 137.94 129.36 113.1 1/20/1999 116.24 134.67 129.15 106.9 1/21/1999 117.09 130.65 115.32 103.45 1/22/1999 119.66 128.14 126.81 99.66 1/25/1999 119.66 126.63 125.96 98.62 1/26/1999 127.35 127.64 125.96 98.62 1/27/1999 124.79 120.6 120.43 105.52 1/28/1999 123.93 117.59 122.55 109.31 1/29/1999 125.64 122.11 122.77 110.34 2/1/1999 112.82 117.84 123.62 111.72 2/2/1999 110.26 112.31 118.72 112.41 2/3/1999 110.26 118.09 119.36 113.1 2/4/1999 102.56 117.59 111.17 109.66 2/5/1999 111.11 118.59 107.87 104.83 2/8/1999 121.37 117.59 102.87 107.24 2/9/1999 116.24 117.59 105.11 102.07 2/10/1999 111.97 121.36 106.81 102.07 2/11/1999 111.97 126.88 104.68 98.79 2/12/1999 114.96 119.1 99.36 92.41 2/15/1999 114.96 119.1 99.36 92.41 2/16/1999 114.53 119.85 102.13 92.41 2/17/1999 104.7 121.61 100 89.66 2/18/1999 102.56 122.86 102.13 92.41 2/19/1999 102.56 127.89 104.68 94.14 2/22/1999 102.99 131.16 105.96 91.03 2/23/1999 102.56 132.41 107.66 93.45 2/24/1999 100.85 132.16 108.09 86.55 2/25/1999 97.44 128.89 104.68 85.52 2/26/1999 93.16 128.64 107.02 84.14 3/1/1999 92.31 124.12 107.45 82.76 3/2/1999 95.73 126.63 110.85 82.76 3/3/1999 93.16 123.12 103.4 82.07 3/4/1999 93.16 129.65 103.4 79.31 3/5/1999 107.69 127.14 104.89 77.93 3/8/1999 105.98 133.17 105.53 76.9 3/9/1999 104.27 134.17 108.09 77.24 3/10/1999 107.69 131.66 105.53 76.55 3/11/1999 106.41 129.4 105.74 73.1 3/12/1999 99.15 128.64 106.17 72.07 3/15/1999 88.89 125.63 107.02 72.41 3/16/1999 87.18 120.6 106.81 75.17 3/17/1999 88.89 118.59 104.68 75.17 3/18/1999 87.18 118.84 108.3 75.86 3/19/1999 83.76 112.56 103.51 76.55 3/22/1999 79.49 104.52 93.19 75.52 3/23/1999 83.76 97.49 88.51 67.59 3/24/1999 80.77 103.52 85.53 71.72 3/25/1999 82.05 103.02 92.77 76.55 3/26/1999 81.2 104.02 88.94 72.76 3/29/1999 85.47 105.53 90.85 75.52 3/30/1999 82.91 113.82 95.32 74.83 3/31/1999 85.47 113.07 98.3 73.97 4/1/1999 84.62 116.08 96.17 69.31 4/2/1999 84.62 116.08 96.17 69.31 4/5/1999 89.74 111.31 95.74 72.41 4/6/1999 90.6 108.79 92.34 71.03 4/7/1999 87.18 108.54 87.55 70.34 4/8/1999 87.18 115.08 81.28 70.69 4/9/1999 90.6 118.84 86.81 71.38 4/12/1999 88.46 116.33 82.13 68.97 4/13/1999 92.31 116.33 78.3 72.41 4/14/1999 98.29 120.1 88.3 74.48 4/15/1999 100.85 120.85 94.89 80.34 4/16/1999 100.85 123.12 96.17 87.59 4/19/1999 99.15 119.97 102.98 84.14 4/20/1999 103.42 121.36 101.06 84.14 4/21/1999 105.98 117.09 95.74 82.07 4/22/1999 103.42 115.58 95.32 82.07 4/23/1999 99.15 114.32 94.68 78.62 4/26/1999 98.29 116.08 94.68 78.62 4/27/1999 94.02 118.59 92.34 77.24 4/28/1999 92.31 116.58 89.36 80.69 4/29/1999 94.87 122.61 89.15 81.38 4/30/1999 92.31 124.12 88.51 80.34 5/3/1999 95.73 124.62 98.72 81.03 Divergent Share Price Performance Relative Stock Price Performance - 5 Years ACA -16.78% MESA +60.14% Source: Factset as of December 17, 2003. MAIR -60.11% SKYW 9.95%